UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

(X) Check this box if no longer subject to Section 16.*
Form 4 or Form 5 obligations may continue.  See Instruction
1(b).

1.  Name and Address of Reporting Person

    Hume R. Steyer
    c/o Seward & Kissel LLP
    One Battery Park Plaza
    New York, New York 10004

2.  Issuer Name and Ticker or Trading Symbol

    Webvan Group, Inc. (WBVN)

3.  IRS Number of Reporting Person (Voluntary)


4.  Statement for Month/Year

    9/00

5.  If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s)to Issuer (Check all applicable)

    ( ) Director ( ) 10% Owner* ( ) Officer (give title below) ( ) Other (specify below)


7.  Individual or Joint/Group Filing (check Applicable Line)

      X    Form filed by One Reporting Person
           Form filed by More than One Reporting Person





____________________

* The reporting person ceased to be a 10% Owner as a result of dilution brought about by the issuance of shares of common stock by the Issuer.

                                          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED,
                                              DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security| 2. Transaction| 3. Transaction| 4. Securities         | 5. Amount of       | 6. Ownership  |7.  Nature of |
   (Instr. 3)       |    Date       |    Code       |    Acquired (A)       |    Securities      |    Form:      |    Indirect  |
                    |               |    (Instr. 8) |    or Disposed        |    Beneficially    |    Direct (D) |    Beneficial|
                    |    (Month/    |               |    of (D)             |    Owned at End    |    or Indirect|    Ownership |
                    |    Day/       |               |    (Instr. 3,4,       |    of Month        |    (I)        |    (Instr. 4)|
                    |    Year)      |               |    and 5)             |    (Instr. 3 and 4)|    (Instr. 4) |              |
                    |               |          |    |          |(A) or|     |                    |               |              |
                    |               |    Code  | V  |    Amount|(D)   |Price|                    |               |              |
_________________________________________________________________________________________________________________________________

---------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                             3,750        (D)
Common Stock                                                                            11,250        (I)             **

                                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of        | 2. Conver-  | 3. Trans-  | 4. Trans-  | 5. Number of    | 6. Date Exer-     | 7. Title and Amount |
   Derivative      |    sion or  |    action  |    action  |    Derivative   |    cisable and    |    of Underlying    |
   Security        |    Exercise |    Date    |    Code    |    Securities   |    Expiration     |    Securities       |
   (Instr. 3)      |    Price of |    (Month/ |    (Instr. |    Acquired     |    Date           |    (Instr. 3 and 4) |
                   |    Deri-    |    Date/   |    8)      |    (A) or       |    (Month/Day/    |                     |
                   |    vative   |    Year)   |            |    Disposed of  |    Year)          |                     |
                   |    Security |            |            |    (D) (Instr.  |                   |                     |
                   |             |            |            |    3, 4 and 5)  |                   |                     |
                   |             |            |____________|_________________|___________________|_____________________|
                   |             |            |      |     |        |        |         |         |        |            |
                   |             |            |      |     |        |        | Date    | Expira- |        | Amount or  |
                   |             |            |      |     |        |        | Exer-   | tion    |        | Number of  |
                   |             |            | Code |  V  |  (A)   |  (D)   | cisable | Date    | Title  | Shares     |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|


   8. Price of            9. Number of        10. Ownership       11. Nature of
      Derivative             derivative           Form of             Indirect
      Security               Securities           Derivative          Beneficial
      (Instr. 5)             Benefi-              Security            Ownership
____________________

**  Held by family members.




                             cially               Direct (D)          (Instr. 4)
                             Owned at             or Indirect
                             End of               (I) (Instr.
                             Month                4)
                             (Instr. 4)


Explanation of Responses:




Signature of Reporting Person:

 /s/ Hume R. Steyer
__________________________
     Hume R. Steyer


Date:   September 14, 2000

****  Intentional misstatements or omissions of facts constitute
      Federal Criminal Violations.  See U.S.C. 1001 and 15 U.S.C.
      78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
































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